UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No.       )

Airgas, Inc.
(Name of Subject Company (Issuer))

Air Products and Chemicals, Inc.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

009363102
 (CUSIP Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
 (Name, Address and Telephone Numbers of Person Authorized to Receive
 Notices and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐  Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL TRANSCRIPT
Thomson StreetEventsK
APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call
Event Date/Time: Feb. 05. 2010 / 1:30PM GMT

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

CORPORATE PARTICIPANTS

Nelson Squires
Air Products - IR

John McGlade
Air Products - Chairman, President & CEO

Paul Huck
Air Products - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Jeff Zekauskas
JPMorgan - Analyst

Mike Sison
KeyBanc - Analyst

Don Carson
UBS - Analyst

David Begleiter
Deutsche Bank - Analyst

Laurence Alexander
Jefferies - Analyst

P.J. Juvekar
Citi - Analyst

John McNulty
Credit Suisse - Analyst

Mike Harrison
First Analysis - Analyst

Sergey Vasnetsov
Barclays Capital - analyst

David Manthey
Robert W. Baird - Analyst

PRESENTATION

Operator

Good morning and welcome to Air Products' conference call to discuss our offer to acquire Airgas. As a reminder, you will be in a listen-only mode until the question-and-answer segment of today's call. In order to accommodate everyone, we ask that you limit yourself one question and one follow-up question. (Operator Instructions)

Also, this telephone conference presentation and the comments made on behalf of Air Products are subject to copyright by Air Products, and all rights are reserved. Air Products will be recording this teleconference and may publish all or a portion of the teleconference. No other recording or redistribution of this telephone conference by any other party is permitted without the express written permission of Air Products. Your participation indicates that you are in agreement.

Beginning today's call is Mr. Nelson Squires, Director of Investor Relations. Mr. Squires, you may begin, sir.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Nelson Squires - Air Products - IR

Thank you, Felicia. This is Nelson Squires. Good morning and welcome to today's teleconference to discuss the news of our offer to acquire Airgas. With me on the call today are John McGlade, Chairman and Chief Executive Officer, and Paul Huck, Senior Vice President and Chief Financial Officer. The slides for this teleconference are available on our website.

Please go to airproducts.com\airgasoffer to access the materials. This site will be updated regularly with information on the transaction. Instructions for accessing a replay of this call beginning at 2 p.m. Eastern Time are also available on the website. Please turn to slides 2 and.

As always, today's teleconference will contain forward-looking statements based on current expectations regarding important risk factors. Please review the information on slides 2 and 3 and at the end of today's release.

Now I will turn the call over to John McGlade.

John McGlade - Air Products - Chairman, President & CEO

Thank you, Nelson, and thanks to all of you for joining us this morning on such short notice. Please turn to slide 4. I am pleased to share with you that earlier today, we made it public our intent to acquire Airgas for $60 per share in an all-cash transaction. I should point out that we have made a number of attempts to engage Airgas in the discussion regarding our interest over the last four months.

That being said, we are here today because we are excited about this opportunity and what it will mean for the shareholders, customers and employees of both companies. Paul and I will provide you with background on the compelling reasons for the transaction, as well as key financial details, and we will then be happy to take your questions.

Please turn to slide 5. We are offering Airgas shareholders $60 per share in cash. This represents a premium of 38% over yesterday's closing price. We expect the transaction to yield substantial cost synergies with a $250 million annual run rate expected by the end of year two. It will be accretive to both our GAAP and cash EPS immediately.

I want to emphasize that we have the financing fully committed to complete this transaction. And finally, we have carefully considered the regulatory issues and believe we understand and are prepared to make the required divestitures to complete this transaction. We do not expect these to be material.

Please turn to slide 6. Now let me share the strategy and reasoning behind the transaction. We believe the acquisition of Airgas represents a unique opportunity to create one of the largest integrated industrial gas companies in the world. It provides Air Products with world-class competencies in all three major supply modes -- packaged gas, liquid bulk and tonnage -- and strengthens our North American position.

It brings together the strengths and skills of two superior organizations with the ability to leverage two outstanding and highly complementary groups of employees. We will be able to better serve customers by matching our strong applications offerings with Airgas' broad presence and sales coverage across the United States.

The timing for this combination is excellent. It allows Air Products to reenter the US packaged gas market at a good point in the economic cycle. It also allows us to leverage our global infrastructure, SAP investment and broad supply chain capabilities.

As I mentioned a moment ago, we see a compelling argument for this transaction, one that is based on growth both in North America and globally, and when combined with the significant cost synergies, delivers tremendous value.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Please turn to slide 7. Now, let's take a brief look at Airgas. Airgas was founded in 1982. Through a combination of organic growth and rollup acquisitions, they have built the premier position in the United States packaged gas business. Over the past five years, they have grown revenues at a 19% average annual rate, with 7% of that coming from organic same-store sales growth.

In fiscal 2009, they had total sales of $4.3 billion across a broad range of industries as shown on the pie chart on this slide. They bring density to key geographies as you can see on the map. And finally, they have built an extensive field salesforce of greater than 1500 representatives. I believe this is one of the principal assets of the company and one that I see creating significant value.

Please turn to slide 8. We believe that this transaction creates significant value by combining the skills and capabilities of two outstanding companies. We bring our global presence and broad international infrastructure, which we will use to extend the Airgas business model into new regions to produce greater growth.

We have a large packaged gas business in Europe. Over the past several years, we have made significant improvements in this business and have successfully introduced many new offerings. Bringing these new offerings to Airgas will enhance their growth profile, while Airgas' broader packaged gas skills will help us to continue to grow and reduce costs in our European packaged gases operations.

Air Products has significant capabilities in the gas applications, tonnage, engineering and planned operations areas, that we will be able to leverage more broadly through Airgas' sales coverage. Additionally, we will apply these skills to Airgas' operations to lower costs.

Airgas' distribution expertise and strong capabilities and acquisition sourcing and integration will also help to reduce costs and stimulate growth across our merchant gas operations.

Finally, Airgas is just at the beginning of an SAP implementation. Our success in implementing and making SAP work for us to deliver greater and faster benefits will allow us to accelerate the benefits that Airgas will achieve. The result of this will be a company of greater capability that will be lower cost, deliver faster growth, and generate significantly more cash.

Please turn to slide 9. This combination would make Air Products the largest industrial gas company in North America, an area of the world that has been a major source of growth for the industry and will be responsible for 28% of the world's growth over the next five years.

This combination also creates one of the world's largest industrial gas companies. The combined company adds significantly to our own packaged gases operations and gives us a broader set of product offerings, which we can bring to our customers around the world.

Finally, as a fully integrated supplier with a broad set of product offerings and more balance over the three modes of supply -- tonnage, liquid bulk and packaged gases -- we will have world-class competencies that better position us to continue to lower our costs and increase our growth.

Let's take a moment to discuss the benefits of integration. Please turn to slide 10. On this slide, you see the three modes of supply of industrial gases in the middle and the product offerings on the left, with the benefits of integration on the right. Between tonnage and liquid bulk, you get the benefit of coproduct economics from large tonnage plants for argon production and for liquid oxygen and liquid nitrogen production. These products are sold directly to the customers or repackaged for sale through the packaged gases business.

With a broad geographic system of liquid bulk plants, you also get benefits of backup supply for tonnage plants. Between liquid bulk and packaged gases, you get even further benefits. Given packaged gases' broader customer base, you get significantly more sales coverage and greater insight into the customer's operations, which allows you to spot more opportunities for industrial gas applications earlier.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

There are also supply chain benefits. Packaged gases are an important outlet for the products generated and sold by a liquid bulk supply chain. This provides further density of customer base, which drives important distribution efficiencies.

Additionally, there are many industry sectors such as construction, fabrication, food, medical, analytical and pharmaceuticals, to name a few, with have large packaged gas requirements which we will be able to serve better with a combined offering.

In the end, a well-positioned industrial gases business with strength in all three modes in a given geography can deliver higher growth, higher profitability and better customer service.

Please turn to slide 11. Before I turn the call over to Paul, I'd like to remind you of our other growth opportunities. This transaction will not impact Air Products' ability to capture growth opportunities around the world. We will retain our strong and ready access to investment capital, and our key process engineering, project management and operating resources will largely be unaffected by this transaction.

We will continue on a path to invest $1.5 billion in capital this fiscal year, and as always, stand ready to fund projects that meet our strategy and return criteria. We are well-positioned to continue our growth in the areas of energy, environmental and emerging markets without this acquisition. The addition of Airgas will only increase the depth and number of our opportunities in these areas through broader customer access and increased product offerings.

Now I will turn the call over to Paul.

Paul Huck - Air Products - SVP & CFO

Thanks, John, and good morning to everyone. This is Paul Huck. I am excited to be here today to tell you about this outstanding opportunity to grow our company.

Please turn to slide 13. First, I'd like to address the Airgas shareholders. Air Products is ready to pay $60 per share in cash for your shares. We believe this is an excellent value for you and is a premium of 38% over yesterday's close and an 18% premium to Airgas' 52-week high.

This offer represents an opportunity for immediate liquidity in an uncertain economic environment. The premium we are willing to pay is comparable to similar transactions and represents a multiple of 10.5 times EBITDA for the last 12 months.

We can pay this price because we are bringing together the complementary skills of these two excellent companies, resulting in a unique opportunity to grow faster at lower cost, creating significant shareholder value. We believe this is a fair price for your shares, which fully values Airgas' complementary capabilities and attractive long-term growth prospects.

As you will see in our filings, we have made two written offers to your management and board. The first offer for $60 per share paid in Air Products stock. The second offer was for $62 per share, with up to half in cash. In both offers, we asked the management to engage and negotiate with us, and we were open to raising our offer if they could demonstrate more value. Both offers were quickly rejected by Airgas with no willingness to engage.

Therefore, we decided to take our offer directly to you, the shareholders. We have made the offer all in cash to provide you with certainty of outcome. However, the rejections by your management and board have forced us to take a more costly path for this transaction, increasing our transaction costs substantially. Because of this extra cost, we have reduced our offer by $2 to $60 per share.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

We urge you to contact them and demand that they engage with Air Products to negotiate a deal acceptable to all parties that will result in you realizing this significant premium which we have offered. As we have made clear, we are willing to reflect in our offer additional value that Airgas can demonstrate.

Please turn to slide 14. Now, I'd like to address the Air Products shareholders. I hope that John's review of the compelling strategic reasons and industrial logic has piqued your interest in this transaction. What I will do over the next few slides is take you through some highlights of the transaction.

One thing to keep in mind is that we are discussing a transaction that is not final. Our estimates are based on our own assumptions and on publicly-available information and are, therefore, subject to change. It is our expectation that as we engage with Airgas directly, we will find even more ways to create value.

At $60 per share, the total cost of the transaction is $7 billion, consisting of a $5.1 billion for the equity and the assumption of $1.9 billion of debt. The financing is fully committed for this transaction, whether we proceed with a tender offer or if Airgas' management and board choose to engage us. We and our advisors have taken a close look at this transaction, and we would expect to maintain an investment grade rating following closing, using all debt.

As we get closer to finalizing the transaction, we will formalize our permanent financing plans and share that with you at that time.

Finally, we will maintain our dividend policy that we have had in place for a long period of time. We will continue to pay out 30% to 40% of our income to shareholders in a dividend.

Please turn to slide 15. On this slide are some key pro forma financial measures for this transaction. We have excluded the one-time transaction and integration costs and have included our estimate of the impact of the regulatory divestitures. Two of the key measures we will use to track our progress are cash EPS, which is GAAP EPS with the non-cash amortization of the intangibles associated with the transaction added back; and EBITDA margin, which is a simple cash margin measure that also excludes the impact of the acquisition-driven amortization.

As you can see from the accretion dilution graph, this transaction is immediately accretive in year one on both a GAAP and cash basis. On the EBITDA margin graph, you can also see that this transaction is also strongly accretive.

The combined company over the last 12 months would have had a combined margin of approximately 23%. In year two of this transaction, the EBITDA margin grows by approximately 300 basis points to about 26%. The margin growth is due to our significant cost synergies and the achievement of our existing margin program which is on schedule for 2011, and which we have previously committed to you.

Please turn to slide 16. As I stated earlier, we expect to deliver a run rate of $250 million in cost synergies by the end of year two. These synergies arise from a number of areas. Let me take you through the key areas where we see the largest savings.

A key element of our efforts to produce and sustain cost synergies is the integration of the information technology and business operating systems that run the Airgas business. They are currently in the beginning stages of converting to an integrated enterprise resource planning system using the SAP software.

We already have implemented a broad integrated SAP system, operating across our global operations. This includes our packaged gas operations in Europe and Asia. We plan to bring Airgas onto this system and expect to achieve the same level efficiencies which we have been able to attain in our IT, finance and back-office operations by using shared services.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

We will also leverage our continuous improvement process and tools that were critical to our recent margin improvement. This is a business which operates with a large number of transactions, numerous products and significant inventory. There are many touch points and handoffs in these activities.

In our packaged gas operations in Europe, we have achieved significant benefits in lowering the cost to serve a customer by using both our continuous improvement process and the information in SAP to drive lower costs and improve performance. We also will use all of these tools to lower the cost of our purchases between the two companies by leveraging our greater combined purchasing requirements.

Overheads represent another opportunity. Over the past few years, we have been very effective in lowering our SG&A as a percentage of sales. We have reduced it from 13% in 2004 to 11.4% in 2009. We would look to drive savings of a similar nature by eliminating overlapping operations between the two companies, removing layers of management, and implementing the best practices from each company.

Finally, we also recognize that there are certain key elements of Airgas that we do not want to change, and those areas we will maintain. First, we fully intend to continue the successful acquisition and rollup strategy that they have been pursuing. These efforts have been key to their success, and it is a capability we intend to utilize more broadly, both in North America and globally.

Additionally, much of Airgas' success has been driven by a local, high-touch, customer-focused operation which includes a full scope of product offerings. We believe that maintaining the entrepreneurship and agility of the organization at this local level is key.

Of course, as John mentioned earlier, we also see an increase in growth as one of the key goals in this transaction. Although we have not factored this impact into the economics we presented today, we believe that these opportunities are real and substantial. They include new offerings, improved customer density, as well as international expansion on the packaged gas side, with all of those efforts helped by a more robust product offering that the combined company will be able to offer our customers.

Today, I can only briefly outline our plans. Be assured we have given this combination a thorough analysis and we have developed the detailed set of plans which we look forward to verifying with Airgas when we get that opportunity, and sharing it with you as we finalize them.

Please turn to slide 17. Before I turn things back over to John, let me summarize our next steps. Last night, along with our offer and as is usual in these types of transactions, we also filed a suit in Delaware Court in support of our offer. We still hope that Airgas' management and board will see the value in this transaction for the Airgas shareholders and engage with us to negotiate a deal.

We have the financing committed and we are ready to move forward with a tender offer directly to the Airgas shareholders. We are also prepared to make the appropriate divestitures to gain regulatory approval.

Ultimately, if needed, we are prepared to launch a proxy contest as the final step to getting this transaction done. As John outlined to you earlier, this deal has tremendous strategic and industrial logic. We are convinced of the value generation for our shareholders, and we have done our homework on what is required to make this transaction a success. We are committed to see this transaction through all the necessary steps we need to take to complete it and unlock the value of this combination.

Now I will turn things back over to John.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

John McGlade - Air Products - Chairman, President & CEO

Thank you, Paul. Please turn to slide 19. Before we move to your questions, let me provide you with a few takeaways. As Paul just mentioned, we are committed to completing this transaction. We believe we are offering Airgas shareholders a full and fair all-cash offer that represents a significant increase in their value. To our own shareholders, this transaction provides a great opportunity to drive growth, create new opportunities, and generate significantly more cash for your investment.

As I stated earlier, the transaction will bring together the strengths and skills of two outstanding organizations, and we look forward to welcoming Airgas' employees into our company.

We do believe the timing is excellent for a reentry into the US packaged gas marketplace, and Airgas' skills will help us to further expand our packaged gas operations outside of North America.

Lastly, let me address execution. I have placed a significant amount of focus on improving this Company during my time as Chief Executive Officer. You are seeing the results of this added focus through the recent margin and return increases, and we will continue on this path of improvement.

We will apply the same rigorous execution to this transaction, and we look forward to working with the outstanding team at Airgas, combining our respective capabilities to create significant shareholder value.

Now let me turn this call back to Felicia who will take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Jeff Zekauskas, JPMorgan.

Jeff Zekauskas - JPMorgan - Analyst

Hi, good morning. In the $250 million of cost synergies that you think you will be able to create, what would be the cash costs of accomplishing that, Paul?

Paul Huck - Air Products - SVP & CFO

Yes, Jeff, the cash costs of doing that, we don't have final plans actually, because we don't have all the statistics, but we would expect probably somewhere in the $350 million to $400 million range at this point in time.

Jeff Zekauskas - JPMorgan - Analyst

And then for my follow-up, you said the transaction would be accretive on a GAAP basis. Does that include amortization costs, amortization of intangibles that you might have to pick up? And sort of what's your amortization number or how does amortization costs increase?

Paul Huck - Air Products - SVP & CFO

Jeff, yes, it does. It does include that in those. You can see that on the graph. That is the difference between what I termed as cash EPS and GAAP EPS. That is the sole difference. So you can get to an easier cash flow number on there.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

If you look at -- year one, the cash costs -- I mean the amortization is higher because you have a writeup of inventory which has to flow through on GAAP. When we look at that, it's probably somewhere between $0.30 and $0.35 right now on that graph.

Jeff Zekauskas - JPMorgan - Analyst

Okay, thank you very much.

Operator

Mike Sison, KeyBanc.

Mike Sison - KeyBanc - Analyst

In terms of -- you supply a lot of gas to Airgas. Could you remind us how that relationship works, and do you generate any savings or synergies from that relationship if the acquisition does get consummated?

John McGlade - Air Products - Chairman, President & CEO

Well, yes, we do have a long-term contract with Airgas. I never have divulged the specifics of that and wouldn't want to do this on this conversation today. Certainly we expect to get supply chain efficiencies in this transaction, and they are part of the overall synergies that Paul spoke to a moment ago.

Mike Sison - KeyBanc - Analyst

Okay. Then when you think about competitive -- is this a situation that you think the other majors may consider coming in and taking a closer look at coming up with a competitive bid?

John McGlade - Air Products - Chairman, President & CEO

That is something I really don't think we want to speculate on, Mike. They'll make their own decisions. Our view is that we've made a very, very attractive offer here that fully values this transaction.

Mike Sison - KeyBanc - Analyst

Okay, thank you.

Operator

Don Carson, UBS.

Don Carson - UBS - Analyst

I guess the basic question would be can Air Products manage a people-intensive business like cylinder gases? Now I know you've got cylinder gases businesses outside of the US, but the US is pretty unique, for example, with greater emphasis on hard goods. So I am just wondering what gives you the confidence that you can manage this business? Because wasn't that one of your rationales for exiting this business in the past?

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

John McGlade - Air Products - Chairman, President & CEO

Great question, Don. The short answer is yes, I believe we can. And I say that with affirmation, given the fact that we do do it in Europe; we do it through a lot of our joint ventures around the globe where we have similar types of businesses.

Most critically, we see that the flashback team brings a lot of experience and expertise to the table. And as we've gone through a number of the slides in the deck, it is really those complementary skills and capabilities in my mind that really allow me to say what I said with the level of confidence that I hope you hear from me.

Paul Huck - Air Products - SVP & CFO

Don, one of the things you asked, was the people intensity something which caused us to leave. It was not. We had other priorities at that time. We had our hydrogen expansion, expanding internationally. We got out of our [means] and emulsions business over that time. We have since done a great job here in improving the Company and bringing it up.

The business really, at that point in time, was subscale, and a rollup in industry was called for. And we made a choice on the resources on where to apply them for the Company.

Don Carson - UBS - Analyst

As a follow-up to that, you had one acquisition than didn't go well, the US healthcare. You had been in the business elsewhere. What did you learn from that experience that you would apply towards the integration of Airgas?

John McGlade - Air Products - Chairman, President & CEO

Well, I think a couple of things, Don. First, as I think you well know, they are two extremely different businesses in the United States, and frankly, they were two very different companies. Airgas has done a very nice job of rolling up and integrating. We started out subscale in healthcare, didn't like the results we were seeing, didn't like the market dynamics that were unfolding from a pricing reimbursement point of view, and really decided that it really wasn't a business that we should stay in.

So if I were to say the two things that I was unhappy with was certainly we didn't execute as well as we could have, but more importantly, the market dynamics that were handed to us from when we made the strategic decision to enter and when we made, albeit the very difficult decision that Paul and I made to exit here had changed so dramatically that we figured it was time to move on.

Paul Huck - Air Products - SVP & CFO

And the other point, Don, I think that you have to consider is that -- and Airgas is in a market which we do understand. We do understand deeply the US industrial gas market. We serve distributors, Airgas being one of them. So we understand how this business operates well.

Don Carson - UBS - Analyst

Thank you.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Operator

David Begleiter, Deutsche Bank.

David Begleiter - Deutsche Bank - Analyst

Good morning. John, you discussed how this will not impact your growth in energy, Asia, electronics. Can you expand on that a little bit more and what gives you the confidence that you will not lose either the focus or the capital to maintain that growth rate in those sectors?

John McGlade - Air Products - Chairman, President & CEO

Well, as we have looked at this acquisition, we have obviously modeled in what our capital expectations have been for the marketplace and the growth that we see. That is the first point. And we have the balance sheet capability and a very robust financing plan to manage that.

I think the second point, though, is these are really different resources that are going to be necessary to achieve this integration. A lot of our growth is in our tonnage sector or in our Asian international sector, and those resources are largely uninvolved with this transaction. Obviously, at a management level, we are going to have to stay focused on both executing against our underlying business goals and objectives -- and Paul was clear, we weren't walking away from them -- and making sure that we do this integration appropriately. I really believe we have a good plan put together to be able to achieve both of those.

David Begleiter - Deutsche Bank - Analyst

And on that same track, you are making a bigger bet on US manufacturing, John. Is this a matter of you are more bullish on US manufacturing than perhaps overseas? What gives you the confidence to go longer in US manufacturing at this point in the cycle?

John McGlade - Air Products - Chairman, President & CEO

Well, a couple of things. One, I do see a recovering, albeit maybe slower than some of the rest of the world. But I think one of the points we had in the presentation was over the next five years, 28% of the world's growth still comes out of the United States economy. And by adding Airgas to our portfolio, we also get to touch a lot of other industry sectors that we really don't have access to that are primarily packaged gas markets. And/or gain the opportunity to do a lot of cross-selling, if you will, into sectors that in that packaged gas sector where there is a nice liquid opportunity as well.

So it's really the combination of those, but it really gets to the absolute size when you look at where the growth is going to come from globally. It is still a big, big chunk of the global growth.

David Begleiter - Deutsche Bank - Analyst

Thank you very much.

Operator

Laurence Alexander, Jeffries.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Laurence Alexander - Jefferies - Analyst

Good morning. If you look out four to five years and you compare -- let me put it this way, if you compare the margins of Airgas' business currently with the integration margins that you see in your packaged gas assets elsewhere in the world, what do you think margins can get to over four or five years, and where would you see the endgame as the US market consolidates?

Paul Huck - Air Products - SVP & CFO

Laurence, as you can see, we have given you a view of cash margins for the first couple years of the transaction, and we would intend to keep growing that going out there. As we have talked about in the future, we have a major margin improvement program going already. We are still committed to take all the actions which we have in place to get to our 17% margin by 2011.

We would intend to work very hard and to put a major effort on improving the margins of the acquired Airgas business. We think that is something which we can do well. So we get to about a 26% margin in year two, and we would hope to continue growth above that. I don't want to give a single number out there, but we would not stop at 26%.

John McGlade - Air Products - Chairman, President & CEO

Yes, I want to just reinforce that point. We will give you interim targets as we have laid out here, but we are going to continue to drive that number.

Laurence Alexander - Jefferies - Analyst

But is that -- I guess what is your equivalent cash margin in your European packaged gas assets?

Paul Huck - Air Products - SVP & CFO

We are not going to talk about that business individually at this point in time. I don't think that's a subject really for this call. The business is a little bit different.

Laurence Alexander - Jefferies - Analyst

Thank you.

Operator

P.J. Juvekar, Citi.

P.J. Juvekar - Citi - Analyst

Good morning. You mentioned that you are willing to increase the offer if Airgas shows you additional value. What kind of value are you looking for? Is it additional cost-cutting or is it something about the operations or the M&A pipeline? Can you talk about that?

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

John McGlade - Air Products - Chairman, President & CEO

Well, we are not going to bid against ourselves here, but in our discussions we said if they could demonstrate in response to they don't feel that we've provided sufficient value. They can demonstrate whether it be in growth, whether it be in more facts around our assumptions, because obviously a lot of our assumptions here are based on publicly available information, we are absolutely willing to consider that. But to date, we have not really had in my mind the level of engagement that we should have to be able to discuss any different valuation.

P.J. Juvekar - Citi - Analyst

My second question is you got out of healthcare while your other large competitors stayed in healthcare, because they could make it work with the synergies between healthcare and packaged gases. I don't know, do you buy that argument, and how does that impact your thinking now looking back about the two different (inaudible)?

John McGlade - Air Products - Chairman, President & CEO

Well, looking back, I am glad we exited our US healthcare business, and I am predominately because the market dynamics have changed dramatically, and I would expect them to continue to change. So my response would be while it was a difficult decision, I think it was the right decision and I'm glad we did it as soon as we did it.

Paul Huck - Air Products - SVP & CFO

And the healthcare business -- this is Paul -- the healthcare business is just -- it is not a packaged gas business. It is taking -- it's running concentrators around two things, a much different model on pricing. You just don't control price in that business, and that in the end was the straw that broke our back in that business.

P.J. Juvekar - Citi - Analyst

And just lastly, Paul, do you own any Airgas shares currently? Thank you.

Paul Huck - Air Products - SVP & CFO

Yes, we do. Yes, we do. We have bought Airgas shares.

P.J. Juvekar - Citi - Analyst

Can you comment on how much or how many?

Paul Huck - Air Products - SVP & CFO

We have bought them pretty much up to the limit which we are allowed under the Hart-Scott-Rodino filing. So we own approximately 1.5 million of Airgas shares.

P.J. Juvekar - Citi - Analyst

Thank you.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Operator

John McNulty, Credit Suisse.

John McNulty - Credit Suisse - Analyst

Good morning. Just a quick question. Can you just -- just so we know in terms of your willingness on negotiation and that type of thing and where things may go, is it an Air Products policy with regard to acquisitions that it has to be cash EPS accretive in the first year?

John McGlade - Air Products - Chairman, President & CEO

We don't have a stated policy on that. We look at each and every acquisition all on its individual merits, how it fits our strategy, both from a short-term and a long-term growth perspective.

John McNulty - Credit Suisse - Analyst

Okay, fair enough. And then with regard to financing costs, can you kind of put us in the right ballpark in terms of what kind of financing costs you would be talking about on this?

Paul Huck - Air Products - SVP & CFO

Yes, and currently -- and what we have is we have a bridge financing, which JPMorgan has -- they have committed to, to cover all of the costs for the equity, for the debt which would have to be refinanced, and the fees in which we would have to pay. So we have access to all of that. The bridge lasts for a year for us. And I cannot talk about the pricing of that at this point in time.

John McNulty - Credit Suisse - Analyst

Okay, great. Thanks a lot.

Operator

Mike Harrison, First Analysis.

Mike Harrison - First Analysis - Analyst

I was wondering if you could talk about what your plans might be with the Airgas brand? Would you retain that brand and let them essentially run the packaged gas business themselves? Would you plan to export that brand and rebrand your international packaged gas operations with Airgas?

John McGlade - Air Products - Chairman, President & CEO

You know, I think those are plans that we'd discuss in the future as we got further down this process. I'm really not going to comment any further on that today.

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Mike Harrison - First Analysis - Analyst

All right. The other question I had is, was just hoping for a little bit more detail around how you arrived at this $60 share price, given that Airgas is coming off trough earnings.

Paul Huck - Air Products - SVP & CFO

If you look at the way in which we've done it, we have taken a look at a model for Airgas which we have modeled out, going out to the future. We have assumed a growth rate which is consistent with the manufacturing guidance which we have given you guys previously on the United States, which is a slow growth, slow to no growth in our fiscal 2010. And then growth accelerating in 2011 and 2012 for there.

We then went and put the savings which we could get on the cost side, the synergies into that, and we came up with a value for it. We took off the debt. We said how much can we give to the Airgas shareholders and still have this be a very, very good deal for the Air Products shareholders. And you can see that it is; we are accretive from day one. And that solved to the $60 share price.

John McGlade - Air Products - Chairman, President & CEO

I think the point people are missing as well is that this does represent a nice premium to their 52-week high to their current trading multiple. It is all cash. And in Airgas' response to us, they'd didn't acknowledge the all-cash component here, and we'd really like to engage with their management and a special committee of their board to really get that point across.

Mike Harrison - First Analysis - Analyst

All right, look forward to seeing what happens. Thanks.

Operator

Sergey Vasnetsov, Barclays Capital.

Sergey Vasnetsov - Barclays Capital - analyst

I dropped off the call a couple times, so I apologize if you already answered that question. Have you talked about cash costs of integration first year and second year?

Paul Huck - Air Products - SVP & CFO

Yes, we have talked about the cash cost of it. We'd say about $350 million to $400 million in costs to do the integration, and some of that would be capital associated with things like the IT systems, etc.

Sergey Vasnetsov - Barclays Capital - analyst

Sure. In terms of approximate cost of financing, can you give us at least some brackets?

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Paul Huck - Air Products - SVP & CFO

I did say that earlier, and we can't talk about it. We do have the bridge financing which is committed from JPMorgan at this point in time for the full value of the equity and the debt which we have to refinance, and the fees which we will have to pay.

Sergey Vasnetsov - Barclays Capital - analyst

Okay, thank you.

Operator

David Manthey, Robert W. Baird.

David Manthey - Robert W. Baird - Analyst

Did you say that the board of Airgas has not responded to the $60 all-cash offer? I'm trying to follow the chain of letters here. What is the last offer that they actually rejected?

John McGlade - Air Products - Chairman, President & CEO

The last offer they rejected was our offer of December 17, which was a $62 a share with up to 50% in cash and 50% in equity in Air Products stock.

David Manthey - Robert W. Baird - Analyst

Okay, thank you. Based on the modeling that you talked about just a moment ago, what EBITDA multiples are you assuming as you look at calendar 2010 or 2011? And I don't know if you can talk about it pre- and post-synergies.

Paul Huck - Air Products - SVP & CFO

So if you look at calendar 2010, what we have is a 10.5 multiple, which is the last 12 months before the synergies; 7.6 after we include the $250 million of savings which we will achieve by the end of year two.

David Manthey - Robert W. Baird - Analyst

So the 7.6 is on calendar 2010, including synergies?

Paul Huck - Air Products - SVP & CFO

Yes. It is calendar 2010, including the savings there.

David Manthey - Robert W. Baird - Analyst

Okay, thank you. Then last question, you discussed the path forward. Could you tell us what specifically are the next couple of dates or deadlines we should be watching for?

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F I N A L  T R A N S C R I P T
Feb. 05. 2010 / 1:30PM, APD - Air Products Offers to Acquire Airgas for $60.00 Per Share in Cash Conference Call

Paul Huck - Air Products - SVP & CFO

We are not going to disclose our schedule at this point in time.

David Manthey - Robert W. Baird - Analyst

Okay, thank you.

Operator

This concludes our question-and-answer session. At this time, I will turn the conference back to management for any additional remarks.

Nelson Squires - Air Products - IR

Thanks, Felicia. Just a reminder, the replay of this call will be available at 2 p.m. today on our website. Thank you for joining us and have a nice day.

Operator

That concludes the conference call. Thank you for your participation.

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* * *

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Airgas, Inc. (“Airgas”) has commenced at this time.  In connection with the proposed transaction, Air Products and Chemicals, Inc. (“Air Products”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, Air Products may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Air Products and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Air Products’ directors and executive officers in Air Products’ Annual Report on Form 10-K for the year ended September 30, 2009, which was filed with the SEC on November 25, 2009, and its proxy statement for the 2010 Annual Meeting, which was filed with the SEC on December 10, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements.  These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “could”, “potential”, “continue”, “ongoing”, similar expressions, and variations or negatives of these words.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.  Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Air Products will not pursue a transaction with Airgas and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  The forward-looking statements in this release speak only as of the date of this filing.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.